Exhibit (a)(22)

             HOREJSI TRUST EXTENDS TENDER OFFER FOR PCA COMMON STOCK
                      AND INCREASES PER SHARE OFFER PRICE

BOULDER, CO., February 16, 2007 - The Mildred B. Horejsi Trust ("The Trust") announced today that it has revised its tender offer for all outstanding shares of common stock of Putnam California Investment Grade Municipal Trust (AMEX:
PCA), a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA" by extending its tender offer deadline to 5:30 Eastern Standard Time, March 8, 2007. The Trust also announced that it has increased its per share offer from $14.16 to $14.75, or approximately 99% of PCA's per share net asset value as of the close of trading on Thursday, February 15, 2007.

The Trust's revised and extended offer to pay PCA's shareholders $14.75 per share in cash, without interest, reflects a premium of approximately 2% over the last sale price of $14.48, as reported by the AmEx on Thursday, February 15, 2007, the previous trading day's closing price. The Trust's offer to purchase shares is greater than the highest price that shares on the AmEx have traded since December, 2001. The Trust believes that the offer gives PCA's shareholders a more realistic opportunity to realize nearly 100% of their net asset value, per share, contrary to the PCA's trustees' proposal to merge PCA into Putnam California Tax Exempt Income Fund. According to PCA's trustees, the proposal to open-end and merge PCA into this other fund would give shareholders approximately 99% of their net asset value, per share, if the proposal musters enough shareholder votes. The Trust intends to vote any shares acquired in the Offer against an such proposal.

Stewart R. Horejsi, a spokesperson for the Trust, stated that: "This is the highest price paid for shares of PCA since December of 2001. Our offer gives PCA shareholders a chance to realize almost the full net asset value of their shares now and move PCA into a new direction. Although PCA's trustees are offering 99% of the NAV of PCA's shares (based on their proposal which includes a maximum 1% transaction costs), we firmly believe their proposal will not garner enough shareholder votes to pass. We believe strongly in this tender offer, which is why we are extending the deadline to tender shares. PCA's trustees, in their response to our original tender offer filing, responded that the shareholders would be better served by moving their shares of PCA into an open-end fund, the Putnam California Tax Exempt Income Fund, a fund which has performed even more abysmally than PCA! This does not serve the long-term interests of PCA shareholders, and is contrary to public statements by the trustees only a few months ago when they stated that PCA should remain a closed-end fund."

"This is an opportunity for PCA's shareholders to tender their shares of common stock for likely more than what they paid for them," Mr. Horejsi added. "We expect that the Trust can do a better job than the current advisor and administrator for PCA, and the trustees recent comments in response to our offer only underscore why we believe they are not serving the long-term interests of the shareholders of PCA."

Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal.
Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust

The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The Trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller
(303) 442-2156